April 25, 2022

VIA EDGAR

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Global Carbon Offset Strategy ETF

(File Nos. 333-180870 and 811-22698)

Dear Mr. Orlic:

On December 23, 2021, KraneShares Trust (“Registrant”) filed Post-Effective Amendment No. 296 to its Registration Statement on Form N-1A (“Post-Effective Amendment No. 296”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (Accession Number 0001829126-21-016946). Post-Effective Amendment No. 296 was filed to register a new series of the Registrant, the KraneShares Global Carbon Offset Strategy ETF (“Fund”).

On February 8, 2022 you provided oral comments on behalf of the SEC staff (“Staff”) regarding Post-Effective Amendment No. 296. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in Post-Effective Amendment No. 296. Any changes to the Fund’s Prospectus and Statement of Additional Information will be filed in a Post-Effective Amendment.

Prospectus:

1.	Please provide to the Staff a copy of the completed Fees and Expenses and Example sections of the “Fund Summary” at least one week before effectiveness.

RESPONSE: Below are the completed Fees and Expenses and Example sections of the “Fund Summary.”

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.78%
Distribution and/or Service (12b-1) Fees*	0.00%
Other Expenses**	0.01%
Total Annual Fund Operating Expenses	0.79%

*	Pursuant to a Distribution Plan, the Fund may bear a Rule 12b-1 fee not to exceed 0.25% per year of the Fund’s average daily net assets. However, no such fee is currently paid by the Fund, and the Board of Trustees has not currently approved the commencement of any payments under the Distribution Plan.
**	Based on estimated amounts for the current fiscal year.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Securities and Exchange Commission

April 25, 2022

Example

1 Year	3 Years
$81	$252

2.	Please revise the first sentence in the “Fees and Expenses of the Fund” section to add “sell” so that it states: “The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund.” Also, please confirm that any contractual fee waiver for the Fund will extend a year from effectiveness. If the Adviser will have recoupment rights under any such waiver, please add applicable disclosure regarding such rights.

RESPONSE: The Registrant has made the requested change to the first sentence in the “Fees and Expenses of the Fund” section. The Registrant confirms that the Fund will not have a contractual fee waiver.

3.	If the Fund expects to incur Acquired Fund Fees and Expenses (“AFFEs”) in excess of 0.01%, add an “Acquired Fund Fees and Expenses” line item to the Fund’s fee table in the “Fees and Expenses” section pursuant to Form N-1A Item 3, Instruction 3(f)(i). Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.”

RESPONSE: The Registrant confirms that the Fund does not expect to incur Acquired Fund Fees and Expenses in excess of 0.01%.

4.	In the Fund’s “Principal Investment Strategies” section, given the Fund’s name, consider adopting an 80% policy consistent with Rule 35d-1 under the 1940 Act.

RESPONSE: Since the Fund will invest in commodity futures, it is not possible to invest 80% of the Fund’s net assets in such futures. However, the Registrant notes that the Fund includes “Strategy” in the name to make it clear that Rule 35d-1 under the 1940 Act does not apply to the Fund. In this regard, the Registrant notes that this practice is similar to that used by other funds that invest in commodity futures, such as Fidelity Commodity Strategy Fund and iShares Gold Strategy ETF.

5.	Since “Global” is included in the Fund’s name, please consider adding that under normal market conditions, the Fund will invest significantly (for example at least 40% of its assets, unless market conditions are deemed not favorable in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

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April 25, 2022

RESPONSE: The Registrant has carefully considered the SEC staff’s comment and respectfully submits that the term “global” should remain in the Fund’s name. The Registrant respectfully disagrees that the use of the term “global” in the Fund’s name requires it to invest at least 40% of its assets in companies organized or located in multiple countries outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S. The Registrant submits that the Fund’s investment strategy is consistent with investor expectations for the following reasons: (1) the Investment Company Institute (“ICI”) memorandum dated June 4, 2012 (“ICI Memorandum”), clarifies that it is the SEC staff’s position that the 40% policy is not compulsory for global funds; (2) the SEC did not determine that the term “global” was subject to Section 35(d) or Rule 35d-1 under the 1940 Act; and (3) the use of the term “global” in the Fund’s name is not misleading because of the types of investments in the Fund’s principal investment strategies

First, in response to ICI member inquires, the ICI sought clarification from the SEC staff on their view of fund names that include the term “global.” The ICI Memorandum, summarizing its conversations with senior members of the SEC staff, states that a 40% policy is not compulsory for global funds and other approaches may be acceptable. As discussed in the response to Comment 11 below, the Registrant has revised its principal investment strategies and respectfully submits that its revised disclosure on this point is sufficient.

Second, Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company’s investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (January 17, 2001). When adopted, the SEC specifically considered whether to include the term “global” in Rule 35d-1’s ambit and explicitly chose not to do so. The SEC’s final rule release specifically notes that “the terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.”

Third, Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company’s investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001). The Registrant believes that the Fund’s name is not materially deceptive or misleading. As discussed in the response to Comment 11 below, the Registrant has revised its principal investment strategies, which indicates that the Fund will be exposed primarily to futures contracts on Global Emissions Offsets and Nature-Based Global Emission Offsets. Given the inclusion of “global” in the name of the futures contracts in which the Fund will be exposed primarily to, the Registrant believes the inclusion of “global” in the Fund’s name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

For these reasons, the Registrant believes that the Fund’s name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

Securities and Exchange Commission

April 25, 2022

6.	In the Fund’s “Principal Investment Strategies” section, please clarify what is meant by the following phrase in the second paragraph: “The Fund will invest in … an index that represents a rolling position in carbon offset credit futures over a complete market cycle.” Will the Fund track an index? If so, please add the name of the index to the Fund’s principal investment strategy.

RESPONSE: The Registrant confirms that currently the Fund will not seek to track an index and “Principal Investment Strategies” section has been revised accordingly.

7.	The Fund’s “Principal Investment Strategies” section states, “The Fund may also invest in other instruments, such as futures contracts that are not carbon offset credit futures, options on futures contracts, swap contracts, and other investment companies and notes, which may or may not be exchange-traded.” Please explain the purpose of the Fund’s investments in derivatives.

RESPONSE: The Registrant states that the Fund will invest in such derivatives to obtain exposure similar to carbon offset credit futures and has related disclosure to the principal investment strategies.

8.	Please disclose in the “Principal Investment Strategies” section whether the Fund will also invest in sovereign debt. Also, please disclose any credit and maturity guidelines for the debt instruments for which the Fund may invest.

RESPONSE: The Registrant confirms that the Fund will not invest in sovereign debt and notes the current disclosure includes maturity guidelines. The Registrant has added a statement indicating the Fund may invest in debt instruments of any credit quality.

9.	Several disclosures in the Fund’s Registration Statement reference an “index” or suggest the Fund will track an index. Please clarify whether the Fund will track an index or not and revise the disclosure accordingly.

RESPONSE: The Registrant confirms that currently the Fund will not seek to track an index, and the disclosures in the Fund’s prospectus and statement of additional information have been revised accordingly.

10.	Are the instruments in which the Fund invests traded outside of a collateralized settlement system? If so, disclose in the “ETF Risks” that there are a limited number of institutions that may act as authorized participants and post collateral for trades on an agency basis.

RESPONSE: The Registrant confirms that none of the instruments in which the Fund intends to invest in are traded outside of a collateralized settlement system.

Securities and Exchange Commission

April 25, 2022

11.	In the Fund’s “Principal Investment Strategies” section, please add disclosure to explain in clear and concise terms what carbon futures are, how they are used, how they are regulated, and where they are traded. If applicable, explain cap-and-trade regimes and the geographic areas in which the Fund will seek exposure.

RESPONSE: The Registrant has deleted the second, third, fourth and fifth paragraph from the “Principal Investment Strategies” and has added the following disclosure to the “Principal Investment Strategies”:

Each carbon offsets credit represents the reduction or removal of a specific amount of carbon dioxide or other greenhouse gas (“GHG”) from the atmosphere. Carbon offsets credits are designed to provide a mechanism for people and businesses to mitigate the adverse environmental impact of their GHG-generating activities. For example, a frequent flyer can mitigate the adverse environmental impact of her travel by purchasing carbon offset credits from an organization that will invest the transaction proceeds in projects that have a positive environmental impact, such as reforestation.

The Fund intends to invest in futures contracts on carbon offset credits that are traded on the Chicago Mercantile Exchange (CME) -- Global Emissions Offsets (“GEOs”) and Nature-Based Global Emission Offsets (“N-GEOs”). GEOs and N-GEOs are designed to allow businesses to manage their GHG-reduction goals by purchasing today carbon offset credits for delivery in the future.

GEO futures contracts are based on voluntary carbon offset credits from three registries: Verified Carbon Standard (VCS), American Carbon Registry (ACR), and Climate Action Reserve (CAR). N-GEO futures contracts are based on voluntary carbon offset credits from VCS that are Agriculture, Forestry, and Other Land Use (AFOLU) projects and certified by Verra Registry’s Climate Community and Biodiversity (CCB) Standard.

Under normal circumstances, will be exposed primarily to carbon offset credit futures, including GEOs and N-GEOs that mature in the next two years. As the carbon offset credit market grows, Krane Funds Advisors, LLC (“Adviser”) may invest in other types of carbon offset credit futures in addition to or in lieu of GEOs and N-GEOs, provided that they meet certain liquidity requirements.

In addition to carbon offset credit futures, the Fund may invest in futures on carbon credits issued under cap-and-trade regimes (“carbon credit futures”) in order to obtain investment exposures that are consistent with the GHG-reducing goal of carbon offset credits.

Cap-and-trade regimes involve a cap set by a regulator, such as a governmental entity, on the total greenhouse gas emissions that regulated entities can emit. The regulated entities are issued or sold emission allowances (i.e., carbon credits), which the regulated entities can buy or sell (“trade”) on the open market. To the extent that the regulator may then reduce the cap on emission allowances, regulated entities are thereby incentivized to reduce their emissions; otherwise they must purchase emission allowances on the open market, where the price of such allowances will likely be increasing as a result of demand, and regulated entities that reduce their emissions will be able to sell unneeded emission allowances for profit.

Securities and Exchange Commission

April 25, 2022

12.	The “Principal Investment Strategies” section uses the terms “nature-based global emissions offsets” and “carbon offset credit futures”. Please clearly and concisely explain the difference between these two terms and state the Fund’s strategy for each contract.

RESPONSE: The Registrant respectfully refers to the response to Comment 11.

13.	Will the Fund be focusing on nature-based carbon offset futures contracts traded on Chicago Mercantile Exchange (“CME”) (i.e., N-GEO futures contracts) or any other carbon offset futures contracts, such as GEO futures contracts? Are there any other futures contracts contemplated by the Fund? Are all such contracts traded on the CME? Please add disclosure clarifying this in the Fund’s “Principal Investment Strategies” section.

RESPONSE: The Registrant respectfully refers to the response to Comment 11, which discloses the futures contracts in which the Fund will invest.

14.	(a) How does the Fund determine the liquidity of the futures contracts? How would the Fund classify the futures contracts under Rule 22e-4? How would the Fund take into account the trading history, price, volatility and trading volume of the futures contracts and would the Fund be able to conduct meaningful market analysis given these factors? (b) Supplementally provide a capacity analysis for the Fund, which may include qualitative data, as appropriate, and information regarding the trading experience of other vehicles providing exposure to carbon offset credit futures. Please make sure your response to the liquidity and capacity analysis takes into account the specific instruments in which the Fund intends to invest.

RESPONSE: (a) The Registrant determines the liquidity of the futures contracts in the same way it determines the liquidity of all its investments, i.e., by using information obtained after reasonable inquiry and taking into account relevant market, trading, and investment-specific considerations, including the number of days the Fund reasonably expects it would take to sell or convert an investment to cash without significantly changing the market value of the investment.

Before proposing to launch the Fund, the Adviser closely monitored the trading history, price, volatility and trading volumes of the N-GEO and GEO futures contracts to determine whether these instruments are liquid enough to enable the Fund to meet daily creations and redemptions. The Adviser also observed actual volumes, changes in open interest and the underlying market’s ability to provide liquidity (volume and open interest) into the relevant market. Futures, not unlike ETFs, can be traded in quantities beyond observed volumes and existing open interests provided that market makers are able to hedge that exposure in the underlying market so both quantitative and qualitative factors must be considered in determining liquidity. Accordingly, the Adviser discussed the liquidity of these futures contracts with brokers active in trading them to understand their potential capacity. Figures 1 through 4 shows the growth in volume and open interest for N-GEO and GEO futures contracts.

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April 25, 2022

Figure 1

Figure 2

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April 25, 2022

Figure 3

Figure 4

While price activity for N-GEO and GEO futures contracts has tended to be more volatile than equities or bonds (see Figures 5 and 6), it is similar to other comparable instruments and offer diversification benefits to investors. In addition, the period since the launch of these futures contracts has been especially volatile for all global markets, and we could expect to see the longer term volatility lower than shown below. For context, Figure 7 shows the annualized volatility for N-GEO and GEO futures contracts and KraneShares Global Carbon Strategy ETF (KRBN), an ETF offering exposure to comparable, albeit different, instruments.

Securities and Exchange Commission

April 25, 2022

Figure 5

N-GEO Dec22 Futures Price
Price (USD)
18
16
14
12
10
8
6
4
2
0
8/2/2021
9/2/2021
10/2/2021
11/2/2021
12/2/2021
1/2/2022
2/2/2022
3/2/2022
4/2/2022

Figure 6

Securities and Exchange Commission

April 25, 2022

Figure 7

	N-GEO	GEO	KRBN
Annualized Daily Volatility	64.4%	60.2%	44.1%

Based on the Adviser’s review of this data, including underlying liquidity assessment from brokers, and the response to Comment 11, the Adviser believes that the futures contracts in which the Fund will invest will have sufficient liquidity and will enable the Fund to meet daily creations and redemptions.

(b) Since their launch, N-GEO and GEO futures contracts have experienced strong growth. To illustrate this growth, the Registrant refers to Figures 1 through 4 above, which shows the growth in volume and open interest for N-GEO and GEO futures contracts. Over the past 6 months, the dollar value of open interest has increased by 183% for N-GEO futures contracts and 80% for GEO futures contracts. The average dollar value of volume has also increased by 245% for N-GEO futures contracts and a more modest 6% for GEO futures contracts.

The Adviser expects both of these futures to continue to grow as the shift to decarbonization of the global economy accelerates. For context on the growth expectation that might occur in the coming months and years, Figure 8 shows the growth in the market for futures on carbon credits issued under cap-and-trade regimes (“carbon credit futures”) since 2014.

Figure 8

In addition to the growing liquidity, the Adviser notes, as discussed above, that volumes and open interest do not fully reflect the liquidity of the relevant markets. Open interest and volumes can and do expand with the market’s ability to take and hedge risk, and the Adviser understands from active brokers in these futures contracts that such an expansion would occur here. Furthermore, the Adviser understands from brokers that they do not anticipate issues hedging the risk of these futures contracts.

Securities and Exchange Commission

April 25, 2022

At the current levels of liquidity and open interest, including underlying liquidity assessment from brokers, and, based on the revisions to the Fund’s investment strategy noted in response to Comment 11, the Adviser believes the Fund could grow to hundreds of millions of dollars without capacity concerns. However, this assumes no growth in the size of the market for these contracts, which the Adviser believes is highly unlikely especially given the growth in carbon credit futures since 2014, and the Adviser reasonably expects that the liquidity of the underlying markets will continue to support the Fund at higher asset levels in the future.

Finally, as the SEC staff is aware, there is no ETF-specific liquidity limitation that specifically prohibits the Fund’s ability to invest in carbon offset credit futures. As a registered open-end fund, however, the Fund is subject to Rule 22e-4, which provides the key liquidity restriction applicable to its investments in futures on carbon offset credits. Under Rule 22e-4, no open-end registered fund may acquire an “illiquid investment” if, immediately after its acquisition, the fund would have invested more than 15% of its net assets in illiquid investments. Rule 22e-4 defines illiquid investments to mean, in essence, investments that cannot be sold under current market conditions within seven calendar days without significantly affecting their market value.

The Adviser does not currently expect that any of the futures contracts purchased by the Fund will qualify as illiquid investments. The Adviser notes that the market for carbon credit futures has continued to grow in recent years and the market for them has significantly matured in a short period of time. The Adviser expects the same to occur with the market for carbon offset credit futures and that the Fund could both contribute to and benefit from this growth. As noted above, the open interest and trading volume of N-GEO and GEO futures contracts has grown substantially in the past six months. The Adviser believes these are important factors to consider in analyzing the liquidity of the Fund’s investments in these instruments as the markets for carbon offset credit futures grows.

However, even if 100% of the Fund’s investments in carbon offset credit futures were deemed to be “illiquid investments,” the Fund would still be in compliance with Rule 22e-4. This is the case because approximately 90-95% of the Fund’s net assets (directly or indirectly through the Subsidiary) are expected to be invested in highly liquid fixed income instruments, such as U.S. government securities and/or cash equivalents, or carbon credit futures. Stated differently, Krane does not expect the Fund ever to invest more than 5-10% of its net assets (directly or indirectly through the Subsidiary) in carbon offset credit futures. Accordingly, even if all such futures were deemed to be illiquid within the meaning of Rule 22e-4, no more than 5-10% of the Fund’s net assets (on a marked to market basis) would be invested in illiquid investments. As a result, the Fund would easily comply with Rule 22e-4.

Although the Registrant does not expect it to be relevant based on the analysis set forth above, the Registrant acknowledges the SEC staff’s position that ETFs may not suspend creations of their shares. The Registrant and the Adviser will take such steps as necessary to prevent the Fund from needing to suspend creations in the unexpected event that the Fund should ever face limited capacity for any reason. Such steps could include, for example, investing more of the Fund’s assets in carbon credit futures or changing the Fund’s investment strategy to broaden the assets in which the Fund may invest (e.g., to include swaps).1

[1]	The Registrant would notify investors of such a change and comply with the requirements of Rule 485(a) under the Securities Act of 1933 to amend its registration statement on Form N-1A.

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April 25, 2022

15.	Has the Fund engaged with market makers and authorized participants (“APs”) to understand the arbitrage mechanisms for an ETF investing substantially all of its asset in carbon emission related products. Please describe the extent of that engagement and the outcome.

RESPONSE: The arbitrage mechanism of the Fund will function the same as all other exchange-traded funds that invest in futures through a wholly-owned subsidiary: market makers and APs will be able to value the Fund’s portfolio because all of its positions in futures will be fully disclosed and exchange-traded; accordingly, continuous pricing information is, and will be, available for such positions. As a result, as with all ETFs, the price at which shares of the Fund trade in the secondary market will be disciplined by arbitrage opportunities created by the ability to purchase and sell shares of the Fund both in the secondary market and at their net asset value.

In addition, the Registrant notes that it currently offers the KraneShares Global Carbon Strategy ETF (KRBN), KraneShares European Carbon Allowance Strategy ETF (KEUA) and KraneShares California Carbon Allowance Strategy ETF (KCCA) (collectively, the “Carbon ETFs”). Each Carbon ETF invests in carbon credit futures whose values are tied to cap-and-trade regimes. Since inception, each Carbon ETF has operated effectively, and its arbitrage mechanism has functioned as anticipated by Rule 6c-11 under the 1940 Act, given its fully transparent portfolio.

16.	Supplementally confirm the following:

a.	The financial statements of the Cayman Island subsidiary (“CFC”) will be consolidated with those of the Fund.

RESPONSE: The Registrant confirms that the financial statements of the Fund’s CFC will be consolidated with those of the Fund.

b.	Each CFC’s management fees, including any performance fees, will be included under “Management Fees” and the CFC’s expenses will be included under “Other Expenses” in the Fees and Expenses section of the “Fund Summary” of the Fund.

RESPONSE: The Registrant confirms that the CFC’s management fees, if any, including any performance fees, will be included under “Management Fees” and the CFC’s expenses will be included under “Other Expenses” in the Fees and Expenses section of the Fund’s fee table.

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April 25, 2022

c.	The CFC and its board of directors will agree to designate an agent for service of process in the U.S.

RESPONSE: The Registrant confirms that the CFC and its board of directors will agree to designate an agent for service of process in the U.S.

d.	The CFC and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

RESPONSE: The Registrant confirms that the CFC and its board of directors will agree to inspection by the Staff of its books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

17.	The Fund includes “Foreign Investment Risk” as a principal risk of the Fund. Please clarify in the “Principal Investment Strategies” section to what extent the Fund intends to invest in foreign investments.

RESPONSE: The Registrant states the principal investment strategies disclosure has been revised to indicate that the Fund may invest in EUAs, which are futures on carbon credits issued under the European Union Emissions Trading System cap-and-trade regime. Accordingly, the Fund has retained “Foreign Investment Risk” as a principal risk of the Fund.

18.	The Fund’s Registration Statement states that the Fund’s sub-adviser, Climate Finance Partners LLC, will provide non-discretionary sub-advisory services to the Fund. Please describe the meaning of “non-discretionary sub-advisory services”.

RESPONSE: The non-discretionary sub-advisory services that the Fund’s sub-adviser will provide to the Fund will include data, research and portfolio modeling services related to the Fund’s investments and the monitoring of such investments.

Securities and Exchange Commission

April 25, 2022

SAI:

19.	For the “Investment Limitations - Fundamental Policies” section of the SAI, please clarify what is intended by the last phrase in the Fund’s fourth fundamental policy starting with “except that…”.

“Purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government, or any non-U.S. government, or their respective agencies or instrumentalities) if, as a result, more than 25% of the Fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry (excluding investment companies) or group of industries, except that the Fund will invest more than 25% of its total assets in securities of the same industry to approximately the same extent that the Fund’s Index concentrates in the securities of a particular industry or group of industries.”

RESPONSE: The Registrant has deleted the last phrase in the Fund’s fourth fundamental policy that starts with “except that…”.

20.	On page 52, in the “Acceptance of Orders for, and Issuance of, Creation Units” section of the SAI, please delete the statement that “the Fund reserves the absolute right to reject or revoke acceptance of a creation order, including if…(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;… [and] (vi) acceptance of a Fund Deposit would, in the discretion of the Fund or Krane, have an adverse effect on the Fund or the rights of Beneficial Owners.” We recognize that this disclosure may be derived from statements related to exemptive relief obtained by Trust. However, in connection with the recent adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See, Exchange-Traded Funds, Release No. 33-10515, at pp.67-68 (June 28, 2018).

RESPONSE: The Registrant has revised the abovementioned disclosure as follows:

The Fund reserves the ~~absolute~~ right to reject or revoke acceptance of a creation order for any reason, provided that such action is not in contravention of Rule 6c-11. For example, the Fund may reject or revoke acceptance of a creation order, including ~~if~~, but not limited to, when (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified~~; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund~~; (iv) acceptance of the Fund Deposit is not legally required or would, in the opinion of counsel, be unlawful; ~~(vi) acceptance of a Fund Deposit would, in the discretion of the Fund or Krane, have an adverse effect on the Fund or the rights of Beneficial Owners;~~ or (~~vii~~v) circumstances outside the control of the Fund, the Distributor and Krane make it impracticable to process purchase orders.

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April 25, 2022

Exhibits:

21.	Please confirm that the Investment Sub-Advisory Agreement with Climate Finance Partners LLC will be filed with the Fund’s Post-Effective Amendment.

RESPONSE: The Registrant confirms that the Investment Sub-Advisory Agreement with Climate Finance Partners LLC will be filed with the Fund’s Post-Effective Amendment.

*          *          *          *          *

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April 25, 2022

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9475 or Franklin Na at (202) 778-9473.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Luke Oliver

Krane Funds Advisors, LLC

Franklin Na

K&L Gates LLP